Slobbr was created when a proven dog industry leader and entrepreneur, Michelle Fournier and technology professional and boxer dad, Jonathan Lagasse, joined forces after identifying a void in the dog market. Slobbr is a mobile and web platform that is revolutionizing the way dog parents live life with their dog by streamlining the search for dog friendly businesses from a once cumbersome multi-platform search, to a simple one step process. Whether Fido's mom is looking for a new park in their neighborhood or a dog friendly hotel in a city 5 hours away, Slobbr will connect them with accurate, up-to-date information instantly.

With over a decade of dog industry experience under their belts, the founders launched a Beta version of Slobbr in late August in Boston and New York City. Aiding in the successful launch were the partnerships put in place that pulled from not just the pet industry, but incorporated products and brands that simply appealed to dog owners such as Shake Shack and Tito's Vodka For Dog People. This strategy proved to be successful and has lent itself to Slobbr's social media follower growth to nearly 23,000 in just 5 months and has readied Slobbr for a national introduction in mid-February. In response to this early success, the founders decided to form a limited liability company and reach out to the crowd to fund their expansion.

The dog industry is a robust, consistently growing market segment that is fueled by emotion and a dog's parent's absolute love for their dog - the love that motivated them to want to live their lives with them, care for them, travel with them and so much more. With more than 75 million dogs in more than half the households in the United States, Slobbr has the opportunity to capitalize on this seemingly ever-growing market segment by delivering to dog parents something they have been longing for.

The easy to navigate and sleek interface of the Slobbr mobile app and website enhance the user experience. Couple this with providing the users the opportunity to give back to dogs in need through the kibble donation program, and you find the Slobbr return rate of users is near 60%. All of these elements together are what make up a rock solid foundation for a burgeoning business that is poised to lead this emerging category. Leveraging the Slobbr platform as a customizable tool for partners, i.e.: branded location icons, branded screen skins and in-app sponsored event notifications, is projected to be the first line of revenue and is currently being tested. Next up, Slobbr plans to introduce both a booking and concierge style offering to provide yet another reason for users to engage the mobile app and website daily.

The funds raised through the Netcapital campaign will be used primarily towards technology development, marketing and staffing.